UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11462

DELPHI FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

1105 North Market Street

Suite 1230, P.O. Box 8985, Wilmington, Delaware 19899

(302) 478-5142

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

7.875% Senior Notes due 2020

7.376% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)	☐
Rule 12g-4 (a)(2)	☐
Rule 12h-3 (b)(1)(i)	☒
Rule 12h-3 (b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, par value $0.01 per share	3
7.875% Senior Notes due 2020	44
7.376% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067	55

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Delphi Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

Dated: May 29, 2012

DELPHI FINANCIAL GROUP, INC.

By:	/s/ Chad W. Coulter
Name:	Chad W. Coulter
Title:	Senior Vice President, General Counsel and Secretary